July 7, 2008
Stephen Krikorian, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	GTSI Corp. Form 10-K for the Fiscal Year Ended December 31, 2007 File No. 000-19394
On behalf of GTSI Corp. (“GTSI” or the “Company”), I am providing this letter in response to the comments of the Commission’s staff set forth in your letter dated June 20, 2008 regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 000-19394) filed with the Commission on March 14, 2008 (the “2007 Form 10-K”). To aid in the staff’s review, I have repeated the staff’s comments followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 8. Financial Statements & Supplementary Data, page 40
Notes to Consolidated Financial Statements, page 45
Note 1. Nature of Business and Summary of Significant Accounting Policies, page 45
E. Revenue Recognition, page 46
1.	We note in your response to prior comment 2 that you account for software deliverables under the guidance of SOP 97-2. Provide the magnitude of total revenue generated from deliverables subject to SOP 97-2 in each of the periods presented. As previously requested, tell us what consideration you gave to disclosing your software revenue recognition policy.
The Company re-sells the following software offerings: applications, operating systems, and service and support. We are simply re-selling off-the-shelf third party software licenses, and once the related software is ordered and delivered, the Company has no obligations to customize the software elements. The Company does not develop or market its own brand of software or offerings; rather it re-sells ‘off-the-shelf’ software of established well-known businesses in the IT industry. While the Company’s practice is to evaluate all software sales for applicability under SOP 97-2, and had annual software revenues of $111.6 million, $130.2 million and $130.8 million for the years 2007, 2006, and 2005, respectively, the Company has not had any material transactions in the periods reported that required significant production, modification, or customization of software; and in cases where it is sold with hardware it is not essential to the deliverables. The Company believes given the nature of the Company’s software sales the current policy disclosed in the Form 10-K (“GTSI recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonable assured”) does not mislead or prevent the reader from understanding the business. However, the Company would not be against adding additional disclosure that addresses software sales and SOP 97-2.

R. Reclassifications and Adjustments, page 50
2.	We note your response to prior comment 3 including your attached SAB 99 memo. While we continue to evaluate your response, we are issuing the following comment to clarify your process for evaluating errors that were identified and corrected during 2007. It appears that you identified and corrected errors throughout fiscal year 2007 that originated in either fiscal year 2005 or fiscal year 2006. If true, tell us whether you conducted a materiality assessment during each fiscal quarter of 2007 where an error was identified and corrected in that respective quarter to determine whether any prior financial statements should be restated. For example, we note an $830 thousand error that occurred in the fourth fiscal quarter of 2006 which was identified and corrected during the second fiscal quarter of 2007. This error appears to have had an approximately 8% and 22% impact on your reported net income/(loss) for the fourth fiscal quarter of 2006 and the second fiscal quarter of 2007, respectively, as well as a 27% impact on the reported net loss for fiscal year 2006.
The Company prepares a SAB99 memo each reporting period to assess errors identified in the reporting period. As required as part of SAB108, the analysis reviews the impact of the prior periods (for the quarters of 2006 and 2007, and the years 2005 and 2006) as well as the impact to the current reporting period. As mentioned in the previous response, the Company reviews the impact from both a quantitative and qualitative standpoint. The Company reviews errors both individually and in the aggregate for the periods impacted. While your comments regarding the $830 thousand are correct, in assessing the materiality the Company assesses the impact on reported net income/(loss) by including all other errors impacting the period. When factoring the other errors in Q4 2006 and Q2 2007, the net amount of the errors is $559 thousand, or 5.9% impact, and $224 thousand, or 6.2% impact, respectively. Further, the Company and investors measure performance based on gross margin; when comparing the errors to gross margin the impact is 1.7% in Q4 2006 and 4.7% in Q2 2007. The Company believes for both quantitatively and qualitatively, the reported net income/(loss) is not distorted (please see SAB99 memo provided and previous response for further analysis and basis for the Company’s conclusions).
The Company is committed to assisting you in understanding the adjustments and schedules provided, and is available to discuss should you require further clarification.
Note 10. Related Party Transactions, page 57
3.	We noted in your response to prior comment 4 that none of the Regulation S-X Rule 1-02(w) tests exceeded 20% for fiscal year 2006. However, it appears that equity income from affiliates exceeds 20% of your loss before income taxes, excluding the equity income of Eyak Technology. LLC in 2006. Provide us with your detailed calculations of the significance of Eyak, including where the inputs are available in your filing.

The schedule below is the detailed calculation including cross-reference to the location in the Companies Form 10-K:
Significant Subsidiary Test

		Amount		Over 10% or
	Calculation	(in 000s)	Percentage	20%	Location in filing
1.) Investment Test
Investment/Assets	Investment in EyakTek	$1,448			Disclosed in Note 10 of the 2007 10-K, page 57 as $1.4 million.

	GTSI consolidated assets	$330,681	0.44%	No	Disclosed in the Consolidated Balance Sheet of the 2007 10-K, page 41

2.) Asset test	EyakTek total assets	$91,983			Disclosed in Note 10 of the 2007 10-K, page 58, summarized data

	GTSI proportionate share	$34,034	10.29%	Yes/No

3.) Income Test
Proportionate Share of Income of sub/Income	EyakTek pre-tax income	$2,513			Disclosed in Note 10 of the 2007 10-K, page 58, summarized data

	Add back Mgmt Fee from GTSI to EyakTek	1,466			Disclosed in Note 10 of the 2007 10-K, page 57 as $1.5 million.

	Adjusted pre-tax imcome	$3,979

	GTSI’s ownership provision	37%			Disclosed in Note 10 of the 2007 10-K, page 57.

	GTSI proportional pre-tax share	$1,472

	GTSI statutory tax rate	34%			Disclosed in Note 12 of the 2007 10-K, page 58.
	Eyak adjusted GAAP income	$972

	Parent Estimated Loss	$(3,124)			Disclosed in the Consolidated Statements of Operations of the 2007 10-K, page 42
	Add back equity income	(930)			Disclosed in Note 10 of the 2007 10-K, page 57 as $0.9 million.
	Add back Mgmt Fee	(1,466)			Disclosed in Note 10 of the 2007 10-K, page 57 as $1.5 million.

	Parent Estimated Loss Excluding equity income	$(5,520)	17.60%	Yes/No
In connection with this response to your comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in it filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking additional action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please contact the undersigned at (703) 502-2199.
Sincerely,
/s/ JOE RAGAN
Joe Ragan
Senior Vice President and Chief Financial Officer